UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934
Dated: November 13, 2007
Commission File Number: 001-13184
TECK COMINCO LIMITED
(Exact name of registrant as specified in its charter)
Suite 600 — 200 Burrard Street, Vancouver, British Columbia V6C 3L9
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐                     Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

TABLE OF CONTENTS

SIGNATURE
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
Date: November 13, 2007	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

Teck Cominco Limited / 200 Burrard Street / Vancouver, BC / Canada V6C 3L9 / Tel 604.687.1117 / Fax 604.687.6100

For Immediate Release — October 29, 2007
07-32-TC
3Q RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

TECK COMINCO REPORTS THIRD QUARTER RESULTS FOR 2007
Don Lindsay, President and CEO said, “In the third quarter profits were stable while we continued our program to create growth for the future. We significantly increased our copper reserves and production while also adding to our position in coal and oil sands. However, the strengthening Canadian dollar will have a significant negative effect on our cost base and operating profits in the future.”
Financial Highlights and Significant Items
Strong profits and cash flow
•	Net earnings were $490 million or $1.15 per share in the third quarter including a cumulative foreign exchange loss of $59 million. After eliminating the effect of this non-cash loss and other non-recurring items, adjusted net earnings were $545 million, or $1.27 per share compared with $502 million or $1.17 per share in 2006. Cash flow from operations was $814 million in the third quarter compared with $752 million last year.
•	Operating profits increased to $894 million from $876 million in the third quarter of 2006.
Business development
•	We announced and completed the purchase of Aur Resources Inc. adding significantly to our copper production and reserves with the addition of Aur’s Quebrada Blanca, Andacollo and Duck Pond mines.
•	We entered into an agreement to increase our interest in the Fort Hills oil sands project by 5%, which will bring our total interest in the project to 20% and increase our share of the Fort Hills contingent resource to 940 million barrels of recoverable bitumen.
•	We acquired an additional 11.25% of the Fording Canadian Coal Trust for $599 million, bringing our total interest in the Trust to 19.95% and our effective interest in the Elk Valley Coal Partnership to 52%.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.
Reference: Greg Waller, Investor Relations
Additional corporate information is available on the Internet at http://www.teckcominco.com

Financial
•	In August, Moody’s Investor Services upgraded the credit rating for our senior unsecured debt to Baa1.
•	Our cash and cash equivalents were $1.8 billion at September 30, 2007.
Acquisition of Aur Resources Inc. (Aur)
On July 17, 2007, we offered to purchase all of Aur’s outstanding common shares for $41.00 in cash or 0.8749 of our Class B subordinate voting shares and $0.0001 for each common share of Aur, at the election of each holder, subject in each case to pro ration.
We acquired approximately 93% of the issued and outstanding common shares of Aur on August 22, 2007 and acquired the balance by way of a compulsory acquisition pursuant to the Canada Business Corporations Act on September 28, 2007. We paid approximately $3.1 billion in cash and issued approximately 22 million Class B subordinate voting shares to acquire Aur.
Aur’s main mining assets consist of its 76.5% shareholding interest in the Quebrada Blanca copper mine in Chile, its 90% shareholding interest in the Andacollo copper mine and the Andacollo hypogene copper-gold deposit under development in Chile and its 100% interest in the Duck Pond copper-zinc mine in Newfoundland, Canada.
Aur’s operating and financial results are consolidated into our results effective August 22, 2007.

2     Teck Cominco Limited 2007 Third Quarter Report

Management’s Discussion and Analysis of Financial Position and Results of Operations
This discussion and analysis of financial condition and results of operations of Teck Cominco Limited is prepared as at September 30, 2007, and should be read in conjunction with the unaudited consolidated financial statements of Teck Cominco Limited and the notes thereto for the three and nine months ended September 30, 2007 and with the audited consolidated financial statements of Teck Cominco Limited and the notes thereto for the year ended December 31, 2006. In this discussion, unless the context otherwise dictates, a reference to the company or us, we or our refers to Teck Cominco Limited and its subsidiaries including Teck Cominco Metals Ltd. and its subsidiaries. Additional information relating to the company, including the company’s annual information form, is available on SEDAR at www.sedar.com.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 25.
Earnings
Net earnings were $490 million, or $1.15 per share in the third quarter compared with $504 million, or $1.17 per share in the third quarter of 2006. Earnings were lower in 2007 primarily as a result of a $59 million cumulative foreign exchange loss related to the repatriation of US dollars to Canada to provide funds for the acquisition of Aur. The reconciliation of earnings to adjusted net earnings presented below removes the effects of this one time charge, final pricing adjustments and other unusual or non-recurring items.

	Three months ended		Nine months ended
	September 30		September 30
(in millions of dollars)	2007	2006	2007	2006

Net earnings as reported	$490	$504	$1,335	$1,565

Add (deduct) the after-tax effect of:
Loss (earnings) from discontinued operations	5	(9)	30	(22)
Negative (positive) final pricing adjustments	(8)	(12)	53	(44)
Realization of cumulative translation adjustment loss	59	—	59	—
Investment (gain) loss	(1)	12	(11)	(50)
Tax rate adjustment	—	—	—	(26)
Other	—	7	—	7

	55	(2)	131	(135)

Adjusted net earnings (1)	$545	$502	$1,466	$1,430

1)	This management’s discussion and analysis refers to adjusted net earnings, which is not a measure recognized under generally accepted accounting principles (GAAP) in Canada or the United States, and does not have a standardized meaning prescribed by GAAP. We adjust net earnings as reported to remove the effect of unusual and/or non-recurring transactions in disclosing adjusted earnings. This measure may differ from those used by, and may not be comparable to such measures as reported by other issuers. We disclose this measure, which has been derived from our financial statements and applied on a consistent basis, because we believe it is of assistance in understanding the results of our operations and financial position and is meant to provide further information about our financial results to shareholders.

3     Teck Cominco Limited 2007 Third Quarter Report

Adjusted Net Earnings
Adjusted net earnings of $545 million in the third quarter were higher than the $502 million in the same period a year ago. The increase in earnings was due mainly to higher profits from the Red Dog mine where strong lead sales volumes and prices more than offset the effect of higher royalties. In addition, zinc sales volumes were significantly higher than in the third quarter of 2006 when shipments from the mine were delayed due to adverse weather conditions, deferring sales into the fourth quarter of 2006 and the first quarter of 2007. Operating profit from the Elk Valley Coal Partnership was lower due to the combination of the strengthening Canadian dollar and lower US dollar coal prices, which reduced our realized coal price on a Canadian dollar equivalent basis. We also recorded lower earnings from Highland Valley Copper due to decreased copper production, as the current stage of the push-back to extend the mine life to 2019 resulted in the mining of lower grade ore zones. Earnings in the quarter were not significantly affected by the acquisition of Aur Resources Inc. (Aur), which was completed on August 22, as the cost of sales for inventories sold in the period were affected by initial acquisition accounting adjustments.
Adjusted net earnings for the nine months ended September 30, 2007 were $1.466 billion compared with $1.430 billion in 2006. Year-to-date earnings are similar to the prior year as increased profits at Red Dog have been offset by reductions in coal operating profits. Average base metal prices, particularly lead, have improved over the prior year while coal prices have declined significantly, particularly in Canadian dollar terms. Copper production decreased due to the push-back at Highland Valley and the sequencing of ores at Antamina. The earnings impact of the decrease has been partially offset by increases in zinc production.
Earnings are significantly affected by the fluctuations in prices of the commodities we produce. LME zinc and copper prices in the third quarter averaged US$1.46 per pound and US$3.50 per pound respectively, similar to US$1.53 and US$3.48 per pound respectively in the third quarter of 2006. Lead prices increased significantly averaging US$1.43 per pound in the third quarter compared with US$0.54 per pound in the third quarter of 2006. Coal prices averaged US$93 per tonne in the third quarter, down 15% from US$109 per tonne in the same period last year. In addition, Canadian operations receive the majority of their revenues in US dollars and are adversely effected by the stronger Canadian dollar. The lower Canadian/US dollar exchange rate of 1.05 in the third quarter compared with 1.12 a year ago negatively impacted revenues in the quarter.
Cash Flow from Operations
Cash flow from operations was $814 million in the third quarter compared with $752 million in the third quarter of 2006, in part due to higher operating profits, which were $894 million compared to $876 million a year ago. During the third and fourth quarters of each year cash flow from operations is positively affected by the seasonal decline of Red Dog inventories.
Cash flow from operations was $1.2 billion for the nine months ended September 30, 2007, compared with $1.7 billion in 2006, as we made significantly larger final tax installments and royalty payments in the first half of 2007 compared to 2006. The tax payments were final tax installments on 2006 earnings, which were substantially higher than 2005 earnings.

4     Teck Cominco Limited 2007 Third Quarter Report

Revenues
Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production, sales and revenues are presented in the tables on pages 6 through 8. Average commodity prices and the Canadian/U.S. dollar exchange rate are presented in the table below.
Average Metal Prices and Exchange Rate

				Nine months ended
	Third Quarter			September 30
	2007	2006	% Change	2007	2006	% Change

Zinc (LME Cash — US$/pound)	1.46	1.53	-5%	1.56	1.35	+16%
Lead (LME Cash — US$/pound)	1.43	0.54	+165%	1.07	0.53	+102%
Copper (LME Cash — US$/pound)	3.50	3.48	+1%	3.22	3.00	+7%
Molybdenum (published price* — US$/pound)	32	26	+23%	30	25	+20%
Gold (LME PM fix — US$/ounce)	680	622	+9%	666	602	+11%
Coal
(US$/tonne)	93	109	-15%	99	115	-14%
(C$ equivalent/tonne)	97	125	-22%	110	134	-18%
Cdn/US exchange rate (Bank of Canada)	1.05	1.12	-6%	1.10	1.13	-3%

*	Published major supplier selling price in Platts Metals Week.
Revenues from operations increased by $300 million to $1.9 billion in the third quarter of 2007 compared with the same period last year. Red Dog accounted for $327 million of the revenue increase due to higher zinc sales volumes and significantly higher lead revenues. The inclusion of Aur’s operations effective August 22 increased revenues by $119 million in the quarter, which offset lower revenues from Highland Valley Copper that were a result of reduced sales volumes.
Sales of metals in concentrate are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing may not be determined until a subsequent date, which often occurs in the following quarter. Accordingly, revenue in a quarter is based on current prices for sales occurring in the quarter and ongoing pricing adjustments from prior sales that are still subject to final pricing. These final pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The extent of the final pricing adjustments takes into account the actual price participation terms as provided in the smelting and refining agreements. In the third quarter of 2007 we had positive after-tax final pricing adjustments of $8 million compared with $12 million in 2006.
At June 30, 2007, outstanding receivables included 136 million pounds of copper provisionally valued at US$3.42 per pound and 144 million pounds of zinc provisionally valued at US$1.50 per pound. During the third quarter of 2007, 129 million pounds of copper included in the June 30, 2007 receivables were settled at an average final price of US$3.52 per pound and 142 million pounds of zinc were settled at an average final price of US$1.52 per pound resulting in positive after-tax final pricing adjustments of $8 million in the quarter. At September 30, 2007, outstanding receivables included 141 million pounds of copper provisionally valued at an average of US$3.66 per pound, 256 million pounds of zinc valued at an average of US$1.38 per pound and 153 million pounds of lead provisionally valued at an average of US$1.54 per pound.

5     Teck Cominco Limited 2007 Third Quarter Report

PRODUCTION AND SALES (Note 1)

	Production				Sales
	Third Quarter		Year-to-date		Third Quarter		Year-to-date
	2007	2006	2007	2006	2007	2006	2007	2006

TRAIL

Refined Zinc (thousand tonnes)	71	72	220	219	71	71	214	220

Refined Lead (thousand tonnes)	18	23	60	68	19	22	60	66

Surplus Power (GW.h)	—	—	—	—	300	245	922	785

BASE METALS (Note 2)

Zinc (thousand tonnes)
Red Dog	154	155	441	424	178	117	384	290
Antamina	18	10	56	26	20	11	56	25
Pend Oreille	7	9	20	29	7	9	20	29
Lennard Shelf (Note 3)	9	—	15	—	9	—	11	—
Duck Pond (Note 4)	2	—	2	—	—	—	—	—

	190	174	534	479	214	137	471	344

Lead (thousand tonnes)
Red Dog	36	33	100	91	91	53	98	58
Pend Oreille	1	1	3	4	1	1	3	4
Lennard Shelf (Note 3)	2	—	4	—	2	—	2	—

	39	34	107	95	94	54	103	62

Copper (thousand tonnes)
Highland Valley Copper	31	43	102	121	31	47	105	133
Antamina	19	20	54	63	19	22	50	61
Quebrada Blanca (Note 4)	9	—	9	—	10	—	10	—
Andacollo (Note 4)	2	—	2	—	2	—	2	—
Duck Pond (Note 4)	1	—	1	—	3	—	3	—

	62	63	168	184	65	69	170	194

Molybdenum (thousand pounds)
Highland Valley Copper	1,039	977	2,761	3,176	827	975	2,739	3,081
Antamina	1,019	1,057	2,168	2,777	973	814	2,547	2,760

	2,058	2,034	4,929	5,953	1,800	1,789	5,286	5,841

GOLD

Gold (thousand ounces)
Hemlo	40	49	119	154	38	52	117	157
Pogo (Note 3)	24	18	72	40	26	18	63	35
Other	3	3	9	9	4	3	10	8

	67	70	200	203	68	73	190	200

COAL

Coal (thousand tonnes)
Elk Valley Coal (Note 5)	2,268	2,006	6,810	6,490	2,268	2,358	6,675	6,683
Notes:

(1)	The table presents our share of production and sales volumes.

(2)	Production and sales volumes of base metal mines refer to metals contained in concentrate with the exception of Quebrada Blanca and Andacollo mines, which produce copper cathode.

(3)	Lennard Shelf and Pogo operations began commercial production on April 1, 2007, and results from operations are included in earnings from that date.

(4)	Quebrada Blanca, Andacollo and Duck Pond results are effective from August 22, 2007.

(5)	Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership from April 1, 2006 and 39% from January 1, 2006 to March 31, 2006.
REVENUES, DEPRECIATION AND OPERATING PROFIT

6     Teck Cominco Limited 2007 Third Quarter Report

QUARTER ENDED SEPTEMBER 30

			Depreciation		Operating
	Revenues		and Amortization		Profit (Loss)
($ in millions)	2007	2006	2007	2006	2007	2006

Smelting and Refining
Trail (including power sales)	$440	$443	$12	$12	$83	$101

Zinc
Red Dog	654	327	23	16	380	216
Pend Oreille	20	22	6	3	—	9
Lennard Shelf (Note 1)	21	—	4	—	—	—

	695	349	33	19	380	225

Copper
Highland Valley Copper	278	391	9	13	187	287
Antamina	225	215	9	9	171	155
Quebrada Blanca (Note 2)	82	—	4	—	29	—
Andacollo (Note 2)	17	—	2	—	5	—
Duck Pond (Note 2)	20	—	3	—	2	—

	622	606	27	22	394	442

Coal
Elk Valley Coal (Note 3)	221	294	9	10	36	98

Gold
Hemlo	27	37	7	6	(4)	2
Pogo (Note 1)	19	—	5	—	(3)	—

	46	37	12	6	(7)	2

Inter-segment sales and other	(92)	(97)	—	—	8	8

TOTAL	$1,932	$1,632	$93	$69	$894	$876

Notes:

(1)	Lennard Shelf and Pogo operations began commercial production starting April 1, 2007 and results from operations are included in earnings from that date.

(2)	Results from Quebrada Blanca, Andacollo and Duck Pond are effective from August 22, 2007.

(3)	Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership from April 1, 2006 and 39% from January 1, 2006 to March 31, 2006.

7     Teck Cominco Limited 2007 Third Quarter Report

REVENUES, DEPRECIATION AND OPERATING PROFIT
NINE MONTHS ENDED SEPTEMBER 30

			Depreciation		Operating
	Revenues		and Amortization		Profit (Loss)
($ in millions)	2007	2006	2007	2006	2007	2006

Smelting and Refining
Trail (including power sales)	$1,457	$1,257	$35	$35	$321	$284
Zinc
Red Dog	1,076	689	46	34	645	456
Pend Oreille	57	69	17	11	—	31
Lennard Shelf (Note 1)	27	—	5	—	3	—

	1,160	758	68	45	648	487
Copper
Highland Valley Copper	903	1,111	29	34	623	818
Antamina	620	601	25	24	460	456
Quebrada Blanca (Note 2)	82	—	4	—	29	—
Andacollo (Note 2)	17	—	2	—	5	—
Duck Pond (Note 2)	20	—	3	—	2	—

	1,642	1,712	63	58	1,119	1,274
Coal
Elk Valley Coal (Note 3)	733	893	29	27	179	344
Gold
Hemlo	86	111	19	18	(10)	10
Pogo (Note 1)	36	—	11	—	(3)	—

	122	111	30	18	(13)	10

Inter-segment sales and other	(281)	(280)	—	—	24	(5)

TOTAL	$4,833	$4,451	$225	$183	$2,278	$2,394

Notes:

(1)	Lennard Shelf and Pogo operations began commercial production starting April 1, 2007 and results from operations are included in earnings from that date.

(2)	Results from Quebrada Blanca, Andacollo and Duck Pond are effective from August 22, 2007.

(3)	Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership from April 1, 2006 and 39% from January 1, 2006 to March 31, 2006.

8     Teck Cominco Limited 2007 Third Quarter Report

OPERATIONS
Trail Smelter and Refineries (100%)

	Three months ended		Nine months ended
	September 30		September 30
100%	2007	2006	2007	2006

Zinc production (000’s tonnes)	70.6	71.8	219.7	219.0
Lead production (000’s tonnes)	17.7	23.2	59.5	67.8
Zinc sales (000’s tonnes)	71.0	70.7	213.6	219.6
Lead sales (000’s tonnes)	19.4	21.9	60.3	66.2
Surplus power sold (GW.h)	300	245	922	785
Power price (US$/megawatt hr)	52	53	48	42
Cost of sales ($ millions)
Concentrates	237	230	775	651
Operating costs	89	81	262	231
Distribution costs	19	19	64	56
Operating profit ($ millions)
Metal operations	69	92	282	261
Power sales	14	9	39	23
Trail metal operations’ operating profit was $69 million in the third quarter compared with $92 million in the same period last year. The decline in operating profit was partly due to the stronger Canadian dollar, which reduced operating profits by $14 million in the quarter, and lower base treatment charges.
Refined zinc production in the third quarter was similar to the same period last year. Refined lead production of 17,700 tonnes declined by 5,500 tonnes compared with the same period last year as the inventory of lead bullion produced from the smelter was increased to allow some refined lead production to continue during the planned KIVCET shutdown in October. Refined zinc sales volumes were similar to those in the third quarter of 2006 and refined lead sales were slightly lower than last year due to reduced production levels.
The cost of products sold increased primarily as a result of higher prices for lead concentrate. Higher concentrate costs also reflected lower base treatment charges which are deducted from the prices paid to suppliers. Operating costs also increased due to the timing of non-routine maintenance projects and mobilization costs associated with the KIVCET maintenance shutdown described below.
In early October, Trail commenced a planned 32 day shutdown of lead smelter facilities to carry out maintenance on the KIVCET furnace, boiler and related equipment. The refinery will continue to run through this period until its scheduled outage for maintenance in November. Production, sales and operating profits will decline temporarily during the maintenance period as a result of these shutdowns.
Operating profit from surplus power sales in the third quarter increased to $14 million from $9 million a year ago due to higher sales volumes. The additional sales volumes were a result of additional generating capacity, lower metallurgical load requirements and the timing of sales, as our power arrangements continue to provide significant flexibility in determining the volumes of sales in each period.

9     Teck Cominco Limited 2007 Third Quarter Report

Zinc
Red Dog (100%)

	Three months ended		Nine months ended
	September 30		September 30
100%	2007	2006	2007	2006

Tonnes milled (000’s)	884	891	2,571	2,430
Zinc grade (%)	20.5	20.5	20.2	20.9
Lead grade (%)	6.2	6.1	6.0	6.2
Zinc recovery (%)	85.2	84.9	84.9	83.7
Lead recovery (%)	65.6	60.5	65.1	60.1
Zinc production (000’s tonnes)	154.4	155.3	441.1	423.9
Zinc sales (000’s tonnes)	177.8	117.2	383.8	290.4
Lead production (000’s tonnes)	36.0	32.9	100.1	90.5
Lead sales (000’s tonnes)	91.3	52.9	98.0	57.5
Cost of sales (US$ millions)
Operating costs	75	40	133	79
Distribution costs	36	23	67	47
Royalties	127	24	155	50
Operating profit ($ millions)	380	216	645	456
Red Dog’s operating profit in the third quarter increased by $164 million to $380 million due mainly to higher zinc sales volumes, higher profits from lead sales and lower base treatment changes.
Zinc sales volumes in the third quarter of 2006 were adversely affected by poor weather conditions, which delayed the start of the shipping season. The delay in 2006 shifted expected sales volumes and the related profits from the third quarter into the fourth quarter of 2006 and the first quarter of 2007. The mine sold two thirds of its annual lead production in the third quarter of 2007 due to strong smelter demand. This 73% increase in sales volumes was coupled with a 165% increase in lead prices and had the effect of increasing profits, prior to royalty charges, by $196 million. Zinc production in the third quarter was similar to a year ago at 154,400 tonnes, while lead production increased by 9% to 36,000 tonnes compared with last year due to the type of ore processed in the quarter.
The mine’s cost of sales increased substantially compared to the third quarter of 2006, with the increase entirely due to the higher volume of zinc and lead sales in the period. Operating costs per tonne of concentrate produced declined slightly in the quarter.
In the third quarter of 2006, our royalty payable to NANA Regional Corporation Inc. (NANA) increased to 25% of net proceeds of production in accordance with the operating agreement governing the Red Dog mine. Previously we paid an advance royalty of 4.5% of net smelter returns. The increase in royalty rate is partially offset by a decline in the base on which royalties are calculated as operating, distribution, selling and management fees, an allowance for future reclamation and closure costs, capital costs and deemed interest are now deductable in the calculation of the royalty. The royalty accrued in this transition quarter was a blend of the two formulas and was US$81 million higher than it would have been under the previous advance royalty regime. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to a 30% of net proceeds of production will occur in 2011. NANA is required to share approximately 62% of the royalties with other Alaskan native corporations across the State of Alaska.
Red Dog’s shipping season began on July 5, 2007 and was completed on October 24, 2007 with a total of 1,070,000 tonnes of zinc concentrate and 262,000 tonnes of lead concentrate shipped from the mine. Metals in concentrate available for sale from October 1, 2007 to the beginning of next year’s shipping season are 428,000 tonnes of zinc in concentrate and 50,000 tonnes of lead in concentrate.

10     Teck Cominco Limited 2007 Third Quarter Report

During the quarter, the US Environmental Protection Agency (EPA) withdrew a recently issued renewal of the Red Dog mine’s water discharge permit, in the face of an appeal of the permit by a local community group and several environmental organizations. As a result, the permit renewal is expected to form part of the review and approval of a Supplemental Environmental Impact Statement (SEIS) of the Aqqaluk deposit. The Aqqaluk deposit is the next ore body scheduled to be developed by Red Dog and permitting must be in place prior to 2010 to ensure continuous operation of the mine at current production levels.
Pending approval of the Aqqaluk SEIS and the issuance of the renewal permit, Red Dog will continue to operate under its existing water discharge permit, which contains limitations on total dissolved solids (TDS) that the mine cannot meet on a sustained basis. TDS are salts created as a result of the treatment of the mine’s discharge to eliminate metals. The largest constituent of this TDS is gypsum. As a result, the discharge water has elevated TDS, but at levels that are non-toxic.
In addition to treating mill effluent and run-off from areas disturbed by mining, Red Dog collects and treats all areas where naturally occurring acidic drainage has traditionally impacted water quality. As a result, water quality has improved and fish now spawn in areas where pre-mining conditions caused mortality. The mine’s discharges are in compliance with the criteria established by the withdrawn water discharge permit, which the EPA determined to be fully protective of the environment. This permit was in compliance with water quality standards prescribed by the State of Alaska. Nonetheless, there can be no assurance that past and ongoing violations of the existing permit will not result in other civil claims or appeals that could delay the permitting of Aqqaluk beyond 2010.
We are working with NANA and the EPA to resolve the non-compliance issues pending the issuance of the renewal permit to ensure that the mine can discharge sufficient water to maintain a reasonable water balance in the tailings impoundment and that the permitting of Aqqaluk is not unacceptably delayed. A group of technical experts are reviewing the entire water treatment and discharge system with the objective of addressing the TDS issue and the concerns of the appellants.
Other Zinc Operations
The Lennard Shelf mine, in which we hold a 50% joint venture interest, broke even in the third quarter. Lower production and higher unit operating costs during the quarter resulted in the lower than expected earnings. This is the result of difficult mining conditions in the higher-grade ore zones and lower average ore grades. The mine produced concentrate containing 17,300 tonnes of zinc and 5,200 tonnes of lead during the third quarter. We expect production for 2007 to be between 40,000 and 45,000 tonnes of zinc metal.
Pend Oreille broke even in the third quarter compared with an operating profit of $9 million last year due to lower production and higher operating costs. The mine produced 7,300 tonnes of zinc in concentrate in the third quarter compared with 8,700 tonnes in the same period last year. Mine operations contributed $4 million of cash flow in the third quarter of this year.

11     Teck Cominco Limited 2007 Third Quarter Report

Copper
Highland Valley Copper (97%)

	Three months ended		Nine months ended
	September 30		September 30
100%	2007	2006	2007	2006

Tonnes milled (000’s)	11,281	11,461	30,795	33,961
Copper grade (%)	0.335	0.411	0.378	0.399
Copper recovery (%)	85.9	91.7	90.0	91.2
Copper production (000’s tonnes)	32.2	44.0	104.9	124.5
Copper sales (000’s tonnes)	31.9	48.3	107.3	137.6
Molybdenum production (000’s pounds)	1,066	1,002	2,832	3,258
Molybdenum sales (000’s pounds)	849	1,000	2,810	3,160
Cost of sales ($ millions)
Operating costs	75	79	227	229
Distribution costs	7	10	24	30
Operating profit ($ millions)	187	287	623	818
Highland Valley’s operating profit in the third quarter declined to $187 million compared with $287 million in the third quarter of 2006 due to lower copper production as a result of the current push-back of the Valley pit. Although mill throughput in the third quarter remained similar to last year, a greater proportion of ore was mined from the lower grade Lornex and Highmont pits compared with 2006. The proportions of these various ores negatively impacted mill recoveries in the quarter compared with the same period last year. Settlement adjustments were minimal in the third quarter compared with positive settlement adjustments of $10 million in 2006.
Copper sales volumes were similar to production in the third quarter, but were 34% lower than last year as a result of the reduced production levels. Molybdenum sales volumes were 15% lower than last year due to the timing of shipments. After refining charges and settlement adjustments, the mine realized a molybdenum price of US$29 per pound compared with US$24 per pound a year ago.
The Valley pit east wall push-back is on schedule; the relocation of one of the two in-pit crusher and conveyer systems to the pit rim was completed in June and the second crusher was relocated in July. With the ongoing development work, Highland Valley’s copper production for 2007 is expected to be approximately 142,000 tonnes compared with 171,000 tonnes in 2006.

12     Teck Cominco Limited 2007 Third Quarter Report

Antamina (22.5%)

	Three months ended		Nine months ended
	September 30		September 30
100%	2007	2006	2007	2006

Tonnes milled (000’s)
Copper-only ore	5,509	5,921	14,569	16,666
Copper-zinc ore	2,835	1,660	9,649	5,660

	8,344	7,581	24,218	22,326

Copper grade [1](%)	1.15	1.21	1.14	1.37
Zinc grade [1] (%)	3.29	3.40	2.97	2.55
Copper recovery [1] (%)	86.3	89.6	87.3	90.3
Zinc recovery [1](%)	88.8	90.6	87.2	86.0
Copper production (000’s tonnes)	84.5	88.9	239.9	279.5
Copper sales (000’s tonnes)	87.7	104.5	226.8	276.8
Zinc production (000’s tonnes)	79.4	47.4	248.7	117.8
Zinc sales (000’s tonnes)	88.4	49.6	249.1	109.9
Molybdenum production (000’s pounds)	4,528	4,699	9,634	12,341
Molybdenum sales (000’s pounds)	4,324	3,619	11,319	12,267
Cost of sales (US$ millions — 22.5%)
Operating costs	22	20	65	54
Distribution costs	8	4	17	11
Royalties and other [2]	14	20	41	41
Company’s share of operating profit ($ millions)	171	155	460	456
Note:

1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

2)	Includes royalties, worker participation and voluntary social contribution.
Antamina has been in a phase in which it is mining a significantly higher proportion of copper zinc ore as opposed to copper-only ore. Variances in grade, recoveries, throughput and production from previous quarters arise mainly as the result of this change in ore types. These variations have resulted in a 5% reduction in copper production and a 67% increase in zinc production in the quarter compared to the same period a year ago. The mill is continuing to operate at record throughput rates as a result of process improvement initiatives. We expect the proportion of copper-only ore in the fourth quarter to return to approximately 73%, up from 66% in the third quarter, which will result in higher copper grades and recoveries.
Sales in large part reflected these changes in ore types being processed, but were in excess of production. Copper sales declined by 16% as the third quarter of 2006 saw a more significant inventory drawdown. Final pricing adjustments were minimal in the quarter compared to $6 million in 2006.

13     Teck Cominco Limited 2007 Third Quarter Report

Aur Resources Inc.
On August 22, as part of the purchase of Aur, we acquired interests in the Quebrada Blanca (76.5%) and Andacollo (90%) copper mines, and the Duck Pond (100%) copper-zinc mine. These mines add 90,000 tonnes of annual copper production and 34,000 tonnes of annual zinc production of to our production profile.
The Quebrada Blanca and Andacollo mines are open pit mining operations that produce cathode copper using heap and dump leaching together with solvent-extraction electro-winning (“SX-EW”) technology. The Quebrada Blanca mine is located 117 kilometres southeast of the port city Iquique in northern Chile. The Andacollo mine is located near the town of Andacollo in central Chile, approximately 55 kilometres southeast of the city of La Serena.
The Andacollo mine has a hypogene deposit underneath the supergene deposit that is currently being mined. The hypogene deposit is being developed with production start-up scheduled for late 2009, allowing for a possible further 21 year mine life. The current capital cost estimate for the project, which is currently under review, is US$341 million. The development is expected to produce 81,000 tonnes (178 million pounds) of copper and 66,000 ounces of gold annually over the first 10 years of production. Production at the Andacollo supergene deposit is scheduled to cease in 2010, but planning is underway to extend heap and dump leach production for a further two years to 2012.
A definition drill program is currently underway at Quebrada Blanca to improve geological interpretation and to further assess the potential for a large hypogene resource underlying the existing supergene reserve at the mine, which is expected to support continued production until at least 2016.
The Duck Pond copper-zinc mine is located in central Newfoundland in Canada. Duck Pond began production in early 2007 and achieved commercial production in April, 2007. The mine is an underground operation with the ore being processed using conventional flotation processes to produce copper and zinc concentrates. The mine has an expected remaining life of about 6 years, which may be extended a further two years if 1.1 million tonnes of inferred resources can be upgraded to reserves.
We have allocated the acquisition cost of Aur to the net assets acquired based on preliminary estimates only. This is a complex accounting exercise that requires a detailed analysis and valuation of all of the assets acquired and liabilities assumed, which is not expected to be completed until 2008. Accordingly, values allocated to net assets at September 30, 2007 may be revised and the revisions could be material. The results of the final allocation, when complete, may significantly affect depreciation and amortization charges in future periods.
On a preliminary basis, we revalued the finished goods and work in process inventories on hand at August 22, 2007 at these operations to estimated fair values based on their copper and zinc content less costs to complete and a small margin. This adjustment totalled $160 million at August 22. As these operations complete the processing and sale of these inventories, the cost of goods sold will reflect the higher assigned values resulting in reduced profits. In the period from the date of acquisition to the end of the third quarter, profits were reduced in this manner by $42 million. The balance will reduce future profits as the inventories that existed on the acquisition date are processed and sold. This reduction in profits does not impact cash flows derived from these operations.
Based on the normal flow of production through the mining and processing operations, we expect that approximately $65 million of the remaining inventory adjustments may be charged to earnings in the fourth quarter of 2007, $35 million in the first quarter of 2008 with decreasing charges continuing until December 2008. These preliminary estimates are subject to revision as we complete our detailed allocation of the purchase price. As new ore is mined and processed, the cost of goods sold in future periods will also be affected by increased depreciation and amortization charges arising out of the final allocation of the acquisition price of Aur to the operating assets.
The results of operations acquired as part of the acquisition of Aur are as follows for the period from August 22, 2007, the date of acquisition, to September 30, 2007:

14     Teck Cominco Limited 2007 Third Quarter Report

	Quebrada
	Blanca	Andacollo

Tonnes Placed (000’s)
Heap leach ore	830	420
Dump leach ore	631	171
	1,461	591

Heap leach grade (%)	1.47	0.47

Dump leach grade (%)	0.54	0.24

Copper production (000’s tonnes)
Heap leach	7.0	1.5
Dump leach	2.1	0.3
	9.1	1.8

Copper sales (000’s tonnes)	9.7	2.0
Operating profit ($ millions)	29	5

Duck
Pond

Tonnes milled (000’s)	57

Copper grade (%)	2.2
Copper recovery (%)	85.6
Copper production (000’s tonnes)	1.2
Copper sales (000’s tonnes)	2.7

Zinc production (000’s tonnes)	1.5

Operating profit ($ millions)	2

Note 1:	These figures do not include a provision for the minority interests’ share of the results from Quebrada Blanca and Andacollo
Metallurgical Coal
Elk Valley Coal Partnership (40% direct; 52% direct and indirect)

	Three months ended		Nine months ended
	September 30		September 30
100%	2007	2006	2007	2006

Coal production (000’s tonnes)	5,671	5,014	17,026	16,372
Coal sales (000’s tonnes)	5,669	5,896	16,687	16,838
Average sale price (US$/tonne)	93	109	99	115
Average sale price (Cdn$/tonne)	97	125	110	134
Cost of product sold (Cdn$/tonne)	42	44	43	41
Transportation (Cdn$/tonne)	36	36	36	37
Company’s share of operating profit ($ millions)*	36	98	179	344

*	Results of the Elk Valley Coal Partnership represent the company’s 40% direct interest in the Partnership commencing April 1, 2006 and 39% from April 1, 2005 to March 31, 2006.
Our 40% share of Elk Valley’s Coal operating profit in the third quarter declined significantly to $36 million compared with $98 million last year due mainly to a lower realized coal price, which was impacted by the stronger Canadian dollar.
Coal sales volumes of 5.7 million tonnes in the third quarter were 4% lower than a year ago and on a year-to-date basis, coal sales volumes of 16.7 million tonnes were similar to 2006, as the lower volumes in the third quarter were offset by higher volumes in the second quarter of 2007.
Average US dollar coal prices in the quarter decreased approximately 15% to $93 per tonne as a result of lower prices for the 2007 coal year, which commenced April 1, 2007, and with the stronger Canadian dollar our average Canadian dollar coal prices decreased 22% to $97 per tonne. On a year-to-date basis, the average realized US dollar coal price was down 14% and the Canadian dollar equivalent price was down 18%.
Unit cost of product sold declined by 5% to $42 per tonne in the third quarter of 2007 compared with the same period last year. The unit cost of product sold increased by 5% to $43 per tonne year-to-date in 2007 compared with $41 per tonne in 2006. Unplanned shutdowns and interruptions of production in the first quarter of 2007 due

15     Teck Cominco Limited 2007 Third Quarter Report

to rail transportation problems caused our unit costs to be unusually high in the first quarter, which continues to impact our unit cost of product sold on a year-to-date basis. Additional waste was moved in the first quarter in response to the reduced production, which has benefited strip ratios in the second and third quarters. As a result of the pre-stripping activities earlier in the year, coal production volumes were higher, which results in a reduction in fixed costs when calculated on a per unit basis.
Combined rail and port transportation costs in the third quarter remained the same as last year at $36 per tonne. Lower contractual rail rates, which are variable, in part with lower average selling prices, were generally offset by increased vessel demurrage costs due to the continuing inventory shortages at the ports, as well as higher ocean freight rates.
The significant strengthening of the Canadian dollar that occurred in the second and third quarters of 2007 highlights the sensitivity of Elk Valley’s results to fluctuations in the US/Canadian dollar exchange rate. If the Canadian dollar remains at current levels, a substantial increase in the 2008 US dollar coal price will be required to avoid significant reductions in our margins. Consequently, a non-cash impairment charge against certain of our coal assets or reductions in reported reserves could be required in a future period if margins cannot be maintained.
Contract negotiations for the 2008 coal year have not yet begun. Current market sentiment indicates that US dollar coal prices may increase from 2007 coal year prices. While early indications regarding the US dollar prices for the 2008 coal year are strong, the effect of the weakening US dollar may eliminate some or all of the benefit of higher US dollar coal prices.
A five-year labour agreement at Elk Valley’s Cardinal River mine was reached in September, which expires on June 30, 2012. With the settlement of this agreement, all five of Elk Valley Coal’s unionized mines are now covered under multi-year contracts.
Gold
Hemlo Mines (50%)

	Three months ended		Nine months ended
	September 30		September 30
100%	2007	2006	2007	2006

Tonnes milled (000’s)	769	827	2,223	2,473
Grade (g/tonne)	3.4	3.9	3.5	4.1
Mill recovery (%)	94.3	95.3	93.9	94.2
Production (000’s ounces)	80.1	98.8	237.5	308.4
Sales (000’s ounces)	75.1	103.2	233.6	313.0
Cash operating cost per ounce (US$)	600	481	583	455
Company’s share of operating profit (loss) ($ millions)	(4)	2	(10)	10
Our share of Hemlo’s operating loss was $4 million in the third quarter compared with an operating profit of $2 million last year due mainly to lower gold production, which declined by 19% to 80,100 ounces in the third quarter compared with 98,800 ounces last year.
A strategic review of the operations was completed in the third quarter and a detailed life of mine plan is currently being developed. The review indicated a lower production profile going forward with declining head grades as underground ores are becoming depleted and more low-grade open pit ore is mined. As a result of lower production and less development activities planned going forward, the mine is implementing cost cutting measures that will include a work force reduction of up to 150 persons, including contractors, and an overall reduction in operating costs by $60 — $70 million per annum.

16     Teck Cominco Limited 2007 Third Quarter Report

Cash operating costs increased to US$600 per ounce compared with US$481 per ounce in the third quarter of 2006 mainly due to the effect of the lower production. The average realized gold price in the third quarter was US$680 per ounce compared with US$622 per ounce in 2006 and the stronger Canadian dollar also adversely affected revenues.
The labour agreement at Hemlo’s David Bell mine expires at the end of October and negotiations for a new agreement are in progress.
Pogo (40%)

	Three months ended	Nine months ended
	September 30	September 30(1)
100%	2007	2007

Tonnes milled (000’s)	170	467
Grade (g/tonne)	13.0	14.3
Mill recovery (%)	81.2	83.1
Production (000’s ounces)	57.6	178.9
Sales (000’s ounces)	66.9	158.4
Cash operating cost per ounce (US$)	554	N/A
Company’s share of operating loss ($ millions)	(3)	(3)

(1)	Operating results prior to April 1st, the date the operation achieved commercial production were capitalized as start-up costs.
Pogo’s gold production of 57,600 ounces in the third quarter was lower than full capacity due to poor equipment availability and lower recoveries. Ore grades were also below plan due to stope sequencing and higher than expected dilution. Negative in-process inventory adjustments contributed to lower than expected production for the quarter. Efforts to improve mine production, reduce dilution and optimize mill recoveries are ongoing. Pogo’s cash costs in the third quarter were US$554 per ounce.
Gold sales in the third quarter of 66,900 ounces were higher than production due to the timing of shipments and the average realized gold price was US$674 per ounce in the quarter. Gold production is expected to be between 245,000 and 250,000 ounces for 2007.
COSTS AND EXPENSES
Administration expense of $33 million in the third quarter was $5 million higher than a year ago mainly due to higher stock-based compensation expense, which reflected the appreciation in the value of the company’s shares.
Interest expense of $21 million in the third quarter was $3 million lower than a year ago as average debt levels in 2007 were lower than in 2006 due to the repayment of the Inco exchangeable debentures in the fourth quarter of 2006.
Exploration expense was $34 million in the quarter compared with $22 million in the same period last year. The higher expense in 2007 reflects increased activities in exploration for our various projects. The most significant increase in expenditure related to seabed exploration activities undertaken in conjunction with Nautilus Minerals Inc.
We recorded $11 million as Other Expenses in the period compared with Other Income of $29 million in the same period of 2006. During the quarter a $59 million cumulative foreign exchange loss was recorded. The net assets of the company’s foreign subsidiaries are revalued each period at current exchange rates. In accordance with GAAP, the gains and losses on this revaluation are not immediately recognized in regular earnings, but are included in the Cumulative Translation Account that forms part of Other Comprehensive Income. When funds are repatriated to Canada a portion of these gains and losses are crystallized and taken into regular earnings. Such an event occurred when funds were returned to Canada to finance the acquisition of Aur. The recognition of the loss is effectively a transfer between Accumulated Other Comprehensive Income and Retained Earnings, which are both components

17   Teck Cominco Limited 2007 Third Quarter Report

of Shareholder Equity. These amounts are included in Other Income (loss) on the Statements of Earnings and are not deductable for income tax purposes.
Income and resource taxes of $275 million were 34% of pre-tax earnings in the third quarter, which is the Canadian statutory rate. The non-deductibility of the cumulative translation loss added 3% to the composite rate, but the effect of depletion allowances in the United States offset this increase. In the third quarter of 2006 mining taxes were higher while depletion allowances were less, both due to the jurisdictions in which our profits were earned. This resulted in the higher composite tax rate of 39% in the third quarter of 2006.
Minority interest expense was $18 million in the third quarter compared to $6 million last year, with the increase mainly due to the minority interests at two of the mines acquired as part of our acquisition of Aur.
Earnings from discontinued operations relate to contingent consideration resulting from the sale of our Cajamarquilla refinery that occurred in 2004.
FINANCIAL POSITION AND LIQUIDITY
Cash flow from operations after non-cash working capital changes was $814 million in the third quarter compared with $752 million last year. Non-cash charges were higher than in 2006, with the increases due mainly to higher depreciation and amortization, the revaluation of inventories on acquisition of Aur and larger minority interests. In addition, the recognition of the cumulative translation loss of $59 million in earnings did not affect operating cash flows as it is a non-cash item.
Our acquisition of Aur Resources resulted in a net outflow of $2.6 billion, comprised of cash paid to Aur shareholders of $3.1 billion, less cash held by Aur of $501 million. Cash balances of $153 million in Aur are restricted due to loan security agreements and are included in other assets.
In late September we acquired an additional 11.25% interest in Fording Canadian Coal Trust for $599 million. Payment for this acquisition occurred on October 1, 2007.
Other investments made in the quarter include $31 million on the Fort Hills Energy Partnership and $111 million to fund project expenditures and working capital requirements of the Galore Creek Mining Partnership.
Capital expenditures totalled $138 million, of which $65 million was on sustaining capital expenditures, $51 million on the Highland Valley Copper mine life extension project and $22 million on other development projects.
The company did not acquire any additional shares under our normal course issuer bid in the third quarter. Our semi-annual dividend of $0.50 per share was paid in early July and totalled $210 million.
Our cash position declined by $2.2 billion in the quarter and totalled $1.8 billion at September 30, 2007. Long-term debt totalled $1.5 billion, largely unchanged from December 31, 2006. There were no significant debt repayments or issuances during the quarter. The additional debt assumed from our acquisition of Aur was offset by a $102 million decline in the Canadian dollar equivalent of our US dollar denominated debt as a result of the weakening of the US dollar. The decline of the US dollar has reduced the value of our debt by $232 million on a year-to-date basis. We had bank credit facilities aggregating $1.0 billion, of which unused credit lines under these facilities amounted to $831 million. We have also issued letters of credit for $183 million primarily in respect of environmental bonding requirements.
In August, Moody’s Investor Services upgraded the company’s credit rating for our senior unsecured debt to Baa1. Our senior unsecured debt is rated BBB by Standard & Poor’s and BBB (high) by Dominion Bond Rating Service.
COMPREHENSIVE INCOME
We now report comprehensive income having adopted the new accounting standards for financial instruments which were effective for Canadian companies on January 1, 2007. The most significant components of other

18     Teck Cominco Limited 2007 Third Quarter Report

comprehensive income are the unrealized mark-to-market gains on our portfolio of marketable securities and currency translation adjustments on self-sustaining foreign subsidiaries. Our marketable securities consist primarily of investments in publicly traded companies with whom we partner in exploration or development projects. These gains are held in Accumulated Other Comprehensive Income, net of taxes until they are realized, at which time they are included in regular earnings.
CORPORATE DEVELOPMENT
During the quarter the company took several important steps to ensure future growth by acquiring a number of long-life assets. These include Aur’s operations in Chile, where the development of hypogene resources could result in mining operations continuing for over 30 years. We also increased our interests in the long-life Fort Hills oil sands project and the metallurgical coal interests of Fording.
On September 24, 2007 we announced the acquisition of 16.65 million units of Fording Canadian Coal Trust (“Fording”), representing approximately 11.25% of the issued and outstanding units of Fording from a subsidiary of Ontario Teachers Pension Plan Board, for cash consideration of C$599 million or C$36.00 per unit. If prior to July 31, 2008, we make an offer or announce an intention to acquire more than 50% of the outstanding Fording units and the transaction is subsequently completed, or if we sell Fording units at a price in excess of C$36.00 per unit, we will pay the vendor such excess for the acquired units. Following the acquisition, we hold 29.5 million units, or approximately 19.95% of the outstanding units of Fording. Fording’s primary asset is a 60% interest in the Elk Valley Coal Partnership in which we directly hold the other 40% interest. The purchase brings our effective interest in the partnership to 52%. We continue to account for the investment in Fording on an equity basis.
On September 19, 2007 we announced an agreement with UTS Energy Corporation and Petro-Canada to subscribe for an additional 5% interest in the Fort Hills Energy Limited Partnership (“Partnership”), which is developing the Fort Hills oil sands project in Alberta, Canada. Under the agreement, each of Teck Cominco and Petro-Canada will earn an additional interest in the Partnership by funding an additional $375 million of Partnership expenses beyond current earn-in obligations. As a result of the agreement, the interests of Teck Cominco, UTS and Petro-Canada in the Partnership will be adjusted to 20%, 20% and 60% respectively. Teck Cominco will satisfy the subscription price for the additional interests by contributing 27.5% of Partnership expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion, which is expected to occur in late 2009 or early 2010. We will continue to contribute 34% of project expenses up to $2.5 billion. Our 20% interest in the Fort Hills project represents 940 million barrels of recoverable bitumen based on our December 31, 2006 contingent resource estimate. Resource estimates for the project are expected to change based on changes in project design and process technology.
Front End Engineering and Design (“FEED”) for Fort Hills progressed on plan along with the Environmental Impact Assessment (EIA) for the Sturgeon upgrader. The FEED process will produce a definitive cost estimate and the basis upon which the final go-ahead decision on the project will be made in the third quarter of 2008.
In 2007, we have spent $177 million on acquisitions and exploration on our oil sands leases that we jointly own with UTS, in addition to $120 million spent on the acquisition of our 50% interest in Lease 14. An additional payment of approximately $80 million is due on completion of the resource estimate for Lease 14, expected in the fourth quarter of this year.
On October 26, the Government of Alberta announced a new royalty framework proposed to apply to oil sands projects in Alberta. Under the new framework, the base royalty rate applicable before recovery of capital will vary depending on the Canadian dollar WTI oil price from 1% of gross revenue, the current rate, at $55 per barrel oil and lower, to 9% at $120 per barrel oil and higher. The net revenue royalty applied post payout will vary from 25%, the current rate, at $55 oil and lower, to 40% at $120 oil and higher. We do not expect that the proposed new royalty rates will have any material impact on the development plans for the Fort Hills project.

19     Teck Cominco Limited 2007 Third Quarter Report

In May 2007, Teck Cominco and NovaGold Resources Inc. announced an agreement to form a 50/50 partnership to develop and operate the Galore Creek copper-gold project in northwest British Columbia. The partnership was finalized in August 2007. To earn our 50% interest in the partnership, Teck Cominco will fund the first $537 million in partnership development costs. Thereafter, each company will be responsible for funding its pro rata share of development and operating costs. NovaGold will also be entitled to receive up to US$50 million of preferential distributions once the mine is fully operational if revenues in the first year of commercial production exceed specific established targets. Galore Creek is expected to produce in excess of 430 million pounds of copper, 340,000 ounces of gold and 4 million ounces of silver annually for the first five years of operation. Based on current reserves of over 540 million tonnes and resources of approximately one billion tonnes of ore, there is potential to maintain the initial production rates and extend the current 20+ year mine life.
Following receipt of the necessary permits, construction commenced in early June on the access road and bridges. Following that, the necessary permit was received in mid-July that allowed the drilling and blasting to start on the tunnel for the site access road. Work continued on the basic engineering phase of the project for the facilities and structures that will be developed in the Galore Valley for the mine and mill. Project execution strategy is under review for the Galore Creek deposit and an independent engineering firm has been engaged to prepare an updated feasibility study. Indications are that the project’s capital cost will exceed the previous estimate in the October 2006 feasibility study by a very significant amount. The expected cost increases are resulting from, among other things, the inclusion of additional power line costs in connection with a higher-capacity power line for the project, escalating local and worldwide construction costs, further optimization of the project, including potential modifications to grind size, and the significant strengthening of the Canadian dollar against the US dollar. Capital cost increases are expected to be partially offset by improvements in operating costs. The updated feasibility study is targeted to be complete in the first half of 2008.
At the Morelos Gold project in Guerrero State, Mexico, drilling work was stopped when representatives of the local community blocked access to the site. Negotiations with the community leaders resulted in an agreement which allowed access and drilling to resume in mid-September. We have now completed a pre-feasibility study for the project. The study indicates the commercial viability of two options: an open pit operation and a combined open pit-underground operation. Initial capital costs are estimated at approximately US$300 million under both options. The study indicates that the all open pit option would produce 249,000 ounces of gold per annum at an average cost of US$283 per ounce. The combined open pit-underground mine would produce 264,000 ounces per year at an average cash cost of US$248 per ounce. The mine life is expected to be approximately 9 to 11 years, depending on the option chosen. Engineering work is on-going, including in-fill drilling to better define the resource and the two mining alternatives. In addition, environmental baseline studies, permitting, community relations and land acquisition activities are in process.
We are continuing our work programs at the Carrapateena copper project in South Australia, the Sante Fe and Ipora nickel laterite projects in Brazil and the Petaquilla copper project in Panama.

20     Teck Cominco Limited 2007 Third Quarter Report

OUTLOOK
The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this Management’s Discussion and Analysis.
A large portion of our revenues are dependant on the price of metals on the London Metal Exchange (LME). These prices affect both on-going revenues and final pricing adjustments. Copper and zinc prices have moved higher in October but remain volatile and price fluctuations will affect future earnings.
Any strengthening of the Canadian dollar relative to the U.S. dollar has a negative impact on our earnings as the prices of our products are denominated in U.S. dollars and a significant portion of our operating costs are Canadian dollar based.
The acquisition of Aur Resources adds three profitable mines to the company’s operations. The effect of these mines on earnings will be mitigated until finished goods and work in process inventories on hand at the time of the acquisition are completed and sold. These inventories were revalued at the time of the acquisition and this revaluation of $160 million will reduce profits, but not operating cash flows as it is charged to cost of sales in future periods. Most of this revaluation is attached to heap leach inventories in process and therefore has a long term effect on cost of sales. Based on the normal flow of production through the mining and processing operations, we expect that approximately $65 million of the remaining inventory adjustments may be charged to earnings in the fourth quarter of 2007, $35 million in the first quarter of 2008 with decreasing charges continuing until December 2008. These preliminary estimates are subject to revision as we complete our detailed allocation of the purchase price. As new ore is mined and processed, the cost of goods sold in future periods will also be affected by increased depreciation and amortization charges arising out of the final allocation of the acquisition cost to the operating assets.
Interest expense will also increase as a result of the Aur’s long-term debt assumed in the purchase and interest income will decline due to the reduction in our cash balances. We do not expect a substantial increase in administration, general expenses or any other expenses as a result of the acquisition.
As a result of our acquisition of Aur and changing economic conditions, the sensitivities of annual earnings to changes in current commodity prices and the Canadian/US dollar exchange rate are as follows:

Impact on Annual
	Change	After-Tax Earnings	EPS

US$1 = Cdn	Cdn1¢	$31 million	7.0¢
Zinc	US1¢/lb	$7 million	1.6¢
Lead	US1¢/lb	$2 million	0.4¢
Copper	US1¢/lb	$4 million	0.9¢
Molybdenum	US$1/lb	$5 million	1.2¢
Gold	US$10/oz	$2 million	0.4¢
Coal	US$1/tonne	$6 million	1.4¢
Power	US$10/MW.h	$7 million	1.6¢
Note:
     The effect on our earnings of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes.
Effective January 1, 2007, we recorded an asset of $139 million in respect of a contingent receivable related to the 2004 sale of our Cajamarquilla refinery, which was valued based on the zinc forward curve at December 31, 2006. Accounting standards require us to mark this receivable to market at the end of each quarter and these non-cash mark-to-market adjustments will affect our earnings each quarter until the end of 2009.
Our capital expenditures for 2007 are now expected to be approximately $950 million. Of this total, $500 million will be for sustaining and development capital at our producing operations and $450 million will be spent on development projects, which includes our share of spending on the Fort Hills oil sands project ($115 million), the

21     Teck Cominco Limited 2007 Third Quarter Report

various oil sands properties jointly owned with UTS Energy Corporation ($75 million) and the Galore Creek project ($215 million).
CONTINGENCIES
Upper Columbia River Basin (Lake Roosevelt)
Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Cominco Metals Ltd.) (“TCML”), TCML’s Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to TCML’s acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have traveled down river and mixed with substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the U.S.A.
Slag is a glass-like compound consisting primarily of silica, calcium and iron, which contains small amounts of base metals such as zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or U.S. regulations. While slag has been deposited into the river, further study is required to assess what effect the presence of slag in the river has had and whether it poses an unacceptable risk to human health or the environment. A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river.
On June 2, 2006, TCML and its affiliate, Teck Cominco American Incorporated (“TCAI”), entered into a Settlement Agreement (the “Agreement”) with the U.S. Environmental Protection Agency (“EPA”) and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study (“RI/FS”) of contamination in the Upper Columbia River (the “Studies”) under the oversight of the EPA. The RI/FS is being prepared by independent consultants approved by the EPA and retained by TCAI. TCAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the “Colville Tribe”) and the Spokane Tribe. TCML has guaranteed TCAI’s performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement and we have accrued our estimate of the costs of the Studies. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order (“UAO”) purporting to compel TCML to conduct the Studies.
The RI/FS process requires TCAI to submit a work plan for the assessment of site conditions to the EPA which, when approved, will lead to the development of a set of sampling and other plans and actual field work. Data from field work will be used to determine whether further studies are required. When sufficient data have been compiled to adequately assess risk, a baseline human health and environmental risk assessment (“RA”) will be produced to identify risks, if any, that may exist to humans and to various environmental receptors. The RA will form the basis for the RI/FS. The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, cost, effects on the environment resulting from the remediation action, and acceptability of the relevant remedial option to the community. Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two Indian Tribes bordering the site.
While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to enforce the UAO and to seek fines and penalties against TCML for non-compliance. TCML sought to have all claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute was not intended to govern the discharges of a facility occurring in another country.

22     Teck Cominco Limited 2007 Third Quarter Report

That case has proceeded through U.S. Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML’s motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to TCML’s disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit has issued a stay of its decision pending the resolution of a further appeal by TCML to the U.S. Supreme Court. On February 27, 2007, TCML filed a petition for review and reversal with the U.S. Supreme Court. TCML’s petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of Canada, the U.S. National Mining Association, the U.S. Association of Manufacturers, the Canadian and U.S. Chambers of Commerce and the Consumer Electronics Association. On June 4, 2007, the U.S. Supreme Court requested the Solicitor General to opine on the petition for review on behalf of the Administration.
By letter dated July 27, 2007, we received notification from the Colville Tribe that they have been appointed lead administrative trustee to the recently formed Upper Columbia/Lake Roosevelt Natural Resource Trustee Council comprised of the Colville Tribe, the Spokane Tribe, the State of Washington and the U.S. Department of Interior. We were advised that the primary purpose of the council is the integration and coordination of the assessment of potential natural resource damages during the on-going RI/FS at the site. We believe and have so informed the council, that it is premature to conduct such studies until the RI/FS is further developed.
There can be no assurance that the U.S. Supreme Court will agree to hear TCML’s appeal or reverse the decision or that the withdrawal of the UAO and the settlement of the Agreement will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.
ADOPTION OF NEW ACCOUNTING STANDARDS
Effective January 1, 2007, we adopted the revised CICA Section 1506 “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The company has not made any voluntary change in accounting principles since the adoption of the revised standard.
Effective January 1, 2007, we adopted the following three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.
Financial Instruments — Recognition and Measurement, Section 3855
This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.
Effective January 1, 2007, our cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet.
All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship. In accordance with the standard’s transitional provisions, we recognize as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

23     Teck Cominco Limited 2007 Third Quarter Report

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing on other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.
Hedges, Section 3865
This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG—13 “Hedging Relationships” and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.
Upon adoption of this standard, we discontinued hedge accounting on all commodity derivative contracts and interest rate swaps. The company may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may designate these contracts as cash flow hedges as they occur.
Comprehensive Income, Section 1530
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the consolidated financial statements starting this year.
Financial Instruments
We hold a number of financial instruments, the most significant of which are marketable securities, fixed price forward metal sales contracts, settlements receivable and price participation payments on the sale of the Cajamarquilla zinc refinery. These price participation payments are economically similar to a fixed price forward purchase of zinc. The instruments are all recorded at fair values on the company’s balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate.
While both zinc and copper prices saw interim period declines, both had returned to opening price levels by the end of the quarter and overall gains and loses were not significant. Some of our gains and losses on metal related financial instruments are taken into account in determining royalty and other expenses and all are subject to varying rates of taxation depending on their nature and jurisdiction. At the end of the quarter our zinc position was substantially balanced on a net after-tax basis while we remain exposed to copper price changes on 141 million pounds of copper sales subject to final pricing.
Inventories
In June 2007, the Canadian Institute of Chartered Accountants issued section 3031 “Inventories” to replace existing section 3030. The new section, which is effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. Management is in the process of assessing the impact of applying this section, but does not expect the application to have a significant impact on the company’s financial statements.

24     Teck Cominco Limited 2007 Third Quarter Report

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except per share data)
	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	1,932	1,561	1,340	2,088	1,632	1,546	1,273	1,343	1,150	994	928
Operating profit	894	764	620	1,167	876	894	624	686	550	407	319
Net earnings	490	485	360	866	504	613	448	510	405	225	205
Earnings per share	$1.15	$1.14	$0.83	$2.01	$1.17	$1.48	$1.09	$1.25	$1.00	$0.55	$0.51
Cash flow from continuing operations (before changes to working capital items)	672	579	441	829	629	669	461	555	474	332	286
OUTSTANDING SHARE DATA
As at October 25, 2007 there were 432,440,402 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 3,789,741 director and employee stock options outstanding with exercise prices ranging between $3.20 and $43.74 per share. More information on these instruments and the terms of their conversion is set out in Note 17 of the company’s 2006 year end financial statements.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
On August 22, 2007, we completed our acquisition of Aur Resources Inc. We consider the acquisition of Aur material to our results of operations, financial position and cash flows from the date of acquisition through September 30, 2007, and believe that the internal controls and procedures at Aur have a material effect on our internal control over financial reporting. We are integrating the Aur operations and will be expanding our internal control over financial reporting compliance program to include Aur over the next year. We intend to exclude Aur from our annual assessment of internal control over financial reporting for the year ended December 31, 2007 as provided by the Sarbanes-Oxley Act and applicable rules relating to business acquisitions.
Although we have generally maintained our disclosure controls and procedures that were in effect prior to the acquisition of Aur, subsequent to the acquisition we have performed additional controls relating to the consolidation of financial information used in the preparation of the consolidated financial statements. We believe that these changes have not negatively affected our internal control over financial reporting during the quarter ended September 30, 2007.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
This news release contains certain forward-looking information. This forward-looking information, principally under the heading “Outlook”, but also elsewhere in this news release, includes estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the size and quality of the company’s mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.

25     Teck Cominco Limited 2007 Third Quarter Report

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.
Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, including that new collective bargaining agreements are entered into at certain operations without labour disruption, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.
WEBCAST
Teck Cominco will host an Investor Conference Call to discuss its Q3/2007 financial results on Tuesday, October 30, 2007 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company’s website at www.teckcominco.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teckcominco.com.

26     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Consolidated Statements of Earnings
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(in millions of dollars, except per share data)	2007	2006	2007	2006

Revenues	$1,932	$1,632	$4,833	$4,451
Operating expenses	(945)	(687)	(2,330)	(1,874)
Depreciation and amortization	(93)	(69)	(225)	(183)

Operating profit	894	876	2,278	2,394

Other expenses
General and administrative	(33)	(28)	(89)	(68)
Interest on long-term debt	(21)	(24)	(64)	(75)
Exploration	(34)	(22)	(79)	(44)
Research and development	(7)	(6)	(21)	(16)
Other income (expense) (Note 8)	(11)	29	109	217

Earnings before income taxes and minority interests	788	825	2,134	2,408

Provision for income and resource taxes	(275)	(324)	(741)	(849)
Minority interests	(18)	(6)	(28)	(16)

Net earnings from continuing operations	495	495	1,365	1,543

Net earnings (loss) from discontinued operations (Note 12(b))	(5)	9	(30)	22

Net earnings	$490	$504	$1,335	$1,565

Earnings per share
Basic	$1.15	$1.17	$3.12	$3.74
Basic from continuing operations	$1.16	$1.15	$3.19	$3.69
Diluted	$1.14	$1.16	$3.10	$3.61
Diluted from continuing operations	$1.15	$1.14	$3.17	$3.56

Weighted average shares outstanding (millions)	428.0	430.8	428.0	417.8
Shares outstanding at end of period (millions)	441.8	431.0	441.8	431.0
The accompanying notes are an integral part of these financial statements. See note 10(e) for additional information on share split.

27     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Consolidated Statements of Cash Flow
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(in millions of dollars)	2007	2006	2007	2006

Operating activities
Net earnings from continuing operations	$495	$495	$1,365	$1,543
Items not affecting cash
Depreciation and amortization	93	69	225	183
Future income and resource taxes	(9)	47	(2)	77
Minority interests	18	6	28	16
Gain on sale of investments and assets	(1)	—	(13)	(76)
Other	76	12	89	16

	672	629	1,692	1,759
Net change in non-cash working capital items	142	123	(533)	(36)

	814	752	1,159	1,723

Financing activities
Issuance of long-term debt	11	103	11	123
Repayment of long-term debt	—	(118)	—	(329)
Issuance of Class B subordinate voting shares	4	3	12	9
Purchase and cancellation of Class B subordinate voting shares	—	—	(577)	—
Dividends paid (Note 10(c))	(210)	(215)	(426)	(296)
Redemption of exchangeable debentures	(7)	(117)	(105)	(125)

	(202)	(344)	(1,085)	(618)

Investing activities
Decrease in temporary investments	100	206	161	842
Cash held in trust	7	—	105	—
Property, plant and equipment	(138)	(109)	(408)	(245)
Investments and other assets	(147)	(57)	(369)	(163)
Acquisition of Aur Resources Inc. (Note 3(a))	(2,588)	—	(2,588)	—
Proceeds from sale of investments and assets	5	1	26	120
Additional proceeds from sale of discontinued operation	—	—	40	—

	(2,761)	41	(3,033)	554

Effect of exchange rate changes on cash and cash equivalents held in U.S. dollars	(91)	—	(327)	(78)

Increase (decrease) in cash and cash equivalents	(2,240)	449	(3,286)	1,581

Cash and cash equivalents at beginning of period	4,008	3,230	5,054	2,098

Cash and cash equivalents at end of period	$1,768	$3,679	$1,768	$3,679

The accompanying notes are an integral part of these financial statements. See note 10(e) for additional information on share split.

28     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Consolidated Balance Sheets
(Unaudited)

	September 30	December 31
(in millions of dollars)	2007	2006

ASSETS
Current assets
Cash and cash equivalents	$1,768	$5,054
Temporary investments	33	227
Cash held in trust	—	105
Accounts and settlements receivable	724	723
Inventories	1,152	786

	3,677	6,895

Investments (Note 12 (c))	1,376	365

Property, plant and equipment	8,149	3,724

Other assets (Note 5)	739	463

	$13,941	$11,447

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Dividends payable	$—	$216
Amount due for purchase of Fording Canadian Coal Trust (Note 3(b))	599	—
Accounts payable and accrued liabilities	983	763
Current portion of long-term debt (Note 12(d))	31	—
Current income and resource taxes payable	80	443
Current portion of future income and resource taxes	43	161
Exchangeable debentures	—	105

	1,736	1,688

Long-term debt (Note 12(d))	1,499	1,509
Other liabilities (Note 6)	938	778
Future income and resource taxes	1,781	880
Minority interests	86	43
Shareholders’ equity (Notes 3(a) and 10(a))	7,901	6,549

	$13,941	$11,447

Contingencies (Note 13)
The accompanying notes are an integral part of these financial statements. See note 10(e) for additional information on share split.

29     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Consolidated Statements of Retained Earnings
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(in millions of dollars)	2007	2006	2007	2006

Retained earnings at beginning of period as previously reported	$4,489	$3,071	$4,225	$2,228
Adoption of financial instrument standards (Note 2(b))	—	—	112	—

As restated	4,489	3,071	4,337	2,228

Net earnings	490	504	1,335	1,565
Interest on exchangeable debentures, net of taxes	—	—	—	(3)
Dividends declared	—	—	(210)	(215)
Share repurchase (Note 10(d))	—	—	(483)	—

Retained earnings at end of period	$4,979	$3,575	$4,979	$3,575

Consolidated Statements of Comprehensive Income

	Three months ended		Nine months ended
	September 30		September 30
(in millions of dollars)	2007	2006	2007	2006

Net earnings	$490	$504	$1,335	$1,565

Other comprehensive income in the period
Currency translation adjustment
Unrealized losses arising during the period	(49)	(4)	(365)	(77)
Less losses reclassified to net income on realization	59	—	59	—
	10	(4)	(306)	(77)

Mark-to-market adjustments on financial instruments
Unrealized gains (losses) on available-for-sale investments arising during the period (net of taxes of $6 and $6)	(37)	—	(28)	—
Add gains reclassified to net income on realization (net of tax, nil and $1)	(1)	—	(3)	—

	(38)	—	(31)	—

Unrealized losses on derivatives designated as cash flow hedges
Arising during the period	—	—	—	-
Less amount reclassified to net income on realization (net of tax of $2 and $5)	2	—	6	—

	2	—	6	—

Total other comprehensive income (loss) (Note 11)	(26)	(4)	(331)	(77)

Comprehensive income	$464	$500	$1,004	$1,488

The accompanying notes are an integral part of these financial statements. See note 10(e) for additional information on share split.

30     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

1. BASIS OF PRESENTATION
(a)	These interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. These statements follow the same accounting policies and methods of application as the most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with our most recent annual financial statements. All dollar amounts are disclosed in Canadian currency unless otherwise noted.

(b)	Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.
2. ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS
(a)	Effective January 1, 2007, we adopted the revised CICA Section 1506 “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. We have not made any voluntary change in accounting principles since the adoption of the revised standard.

(b)	Effective January 1, 2007, we adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.
(i)	Financial Instruments — Recognition and Measurement, Section 3855
This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.
Effective January 1, 2007, our cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet.
All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship. In accordance with the standard’s transitional provisions, we recognize as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.
All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.
(ii)	Hedges, Section 3865
This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG—13 “Hedging Relationships” and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.
Upon adoption of this standard, we discontinued hedge accounting on all commodity derivative contracts and interest rate swaps. We may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may designate these contracts as cash flow hedges as they occur.

31     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

2. ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS, continued
(iii)	Comprehensive Income, Section 1530
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income (“OCI”) includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.
As at January 1, 2007 the effect on our balance sheet of adopting these standards is summarized below. As prescribed by these standards, prior periods have not been restated.

(in millions of dollars)		January 1, 2007
		Adjusted on		Restated
		adoption of Financial		opening balances
	As reported	Instruments standards		in 2007

ASSETS
Current assets	$6,895	$—		$6,895
Investments	365	106	(a)(b)	471
Property, plant and equipment	3,724	—		3,724
Other assets	463	128	(b)(c)	591

	$11,447	$234		$11,681

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$1,688	$19	(b)	$1,707
Long-term debt	1,509	(11	) (c)	1,498
Other liabilities	778	52	(b)	830
Minority interests	43	—		43
Future income and resource taxes	880	12	(d)	892

	4,898	72		4,970

Shareholders’ equity
Share capital	2,405	—		2,405
Retained earnings	4,225	112	(b)	4,337
Contributed surplus	64	—		64
Cumulative translation adjustment	(145)	145	(e)	—
Accumulated other comprehensive income	—	(145	) (e)	(95)
		50	(a)(b)

	6,549	162		6,711

	$11,447	$234		$11,681

Notes:

(a)	Investments in marketable securities previously accounted for at cost are designated as available for sale and are measured at fair value.

(b)	Derivative instruments previously accounted for at cost are held for trading and are measured at fair value.

(c)	Debt financing costs previously deferred as other assets are reclassified to long-term debt.

(d)	The tax effect of the above adjustments is recorded to future income and resource taxes.

(e)	The cumulative translation adjustment is reclassified to accumulated other comprehensive income.

32     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

2. ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS, continued
(c)	Canadian accounting pronouncements effective for 2008
Inventories
In June 2007, the Canadian Institute of Chartered Accountants issued section 3031 “Inventories” to replace existing section 3030. The new section, which is effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. We are in the process of assessing the impact of applying this section, but do not expect the application to have a significant impact on the company’s financial statements.
3. ACQUISITIONS
(a)	Aur Resources Inc.
In the third quarter of 2007, we acquired 100% of the outstanding common shares of Aur Resources Inc. (Aur). Aur owns interests in three operating mines, the Quebrada Blanca (76.5%), and Andacollo (90%) copper mines located in Chile and the Duck Pond (100%) copper-zinc mine located in Newfoundland, Canada.
The Aur acquisition has been accounted for using the purchase method, with Teck Cominco Limited as the acquirer. Aur’s results of operations are included in these consolidated financial statements from August 22, 2007. The purchase cost of $4,066 million was funded with a combination of cash and Class B subordinate voting shares issued as follows:

(in millions of dollars)

Cash	$3,089
Issuance of 21,971,906 Class B subordinate voting shares	952
Transaction costs	25

Total purchase price	$4,066

Each Class B subordinate voting share was valued at $43.33, being the average closing price on the Toronto Stock Exchange for two trading days before and after the announcement of our offer for Aur, less deemed issuance costs.
The allocation of the purchase cost to the assets acquired and liabilities assumed is based upon estimated fair values at the time of acquisition. We have started the process of internal estimates and independent appraisals of Aur’s assets and liabilities; however, the process of determining fair values is complex and time consuming and as such current estimates are preliminary. As a result, the purchase price allocation is subject to change over the course of 2007 and 2008 as the valuation process is completed.

33     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

3. ACQUISITIONS, continued
The preliminary allocation of the purchase price assigned to the assets and liabilities of Aur is based on preliminary estimates of fair value and is as follows:

(in millions of dollars)

Current assets	$817
Long term assets	4,502
Current liabilities	(200)
Derivative instrument liability	(93)
Long-term liabilities	(282)
Future income tax liability	(650)
Non-controlling interests	(28)

Net assets acquired	$4,066

The net cash cost of the acquisition was as follows:

(in millions of dollars)

Cash paid to Aur shareholders	$3,089
Less Aur’s cash balance on acquisition date	(501)

$2,588

(b)	Fording Canadian Coal Trust
On September 28, 2007 we acquired 16.65 million units of the Fording Canadian Coal Trust (Fording) at a price of $599 million. The acquisition of these units increases our interest in Fording from 8.7% to 19.95%. If prior to July 31, 2008, we make an offer or announce an intention to acquire more than 50% of the outstanding Fording units, and subsequently complete the transaction, or sell Fording units, at a price in excess of $36 per unit, we will pay the seller such excess for the 16.65 million units acquired. The investment in Fording is accounted for on an equity basis.
(c)	Galore Creek
On August 1, 2007, we established the Galore Creek Partnership (“the Partnership”) with NovaGold Resources Inc. (“NovaGold”) to develop and operate the Galore Creek mine, located in northwestern British Columbia. We each have a 50% interest in the Partnership.
NovaGold contributed the Galore Creek project assets to acquire its 50% partnership interest. We will fund 100% of the first $537 million in partnership construction costs to earn our 50% interest in the Partnership. Each company is responsible for its pro rata share of funding thereafter. In addition, NovaGold has the right to receive up to US$50 million of preferential distributions if the project exceeds certain agreed upon minimum revenues in the first year of commercial production.
As the Partnership is a variable interest entity with NovaGold as the primary beneficiary, we account for our interest in the Partnership using the equity method. Future events, such as the on-going funding arrangements, may result in a change to the accounting for our investment in the Partnership.
(d)	Fort Hills Energy Limited Partnership
In September 2007, we entered into an agreement to acquire an additional 5% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada. To earn the additional 5% interest we are required to contribute 27.5% of project expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion, or approximately $1.4 billion. The interest in Fort Hills will continue to be recorded as an investment using the equity method of accounting.

34     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

4.	CHANGES IN ESTIMATES
(a)	Mineral reserves
Estimates of proven and probable mineral reserves at each mineral property are updated annually at the end of each year. Following the update of these estimates on December 31, 2006, calculations of depreciation and amortization of property, plant and equipment were prospectively revised.
(b)	Mine life extension at Highland Valley Copper
In February 2007, we announced the extension of mine life at Highland Valley Copper to 2019. As a result, the amounts of depreciation and amortization of property, plant and equipment, pension expense and amounts related to asset retirement obligations at Highland Valley are now based on the extended mine life.
5.	OTHER ASSETS

	September 30	December 31
(in millions of dollars)	2007	2006

Restricted cash (a)	$153	$—
Pension assets	189	194
Future income and resource tax assets	220	103
Cajamarquilla contingent receivable, net of current portion of $38 million (Note 12(b))	60	—
Long-term receivables and investments	52	109
Other	65	57

	$739	$463

(a)	As a result of the acquisition of Aur, we now hold a revolving credit facility that permits borrowings of up to US$150 million (Note 12(d)). The terms of the facility requires Quebrada Blanca to provide cash collateral to the lender equal to any amount outstanding under the facility plus US$3 million.
6.	OTHER LIABILITIES

	September 30	December 31
(in millions of dollars)	2007	2006

Asset retirement obligations	$428	$427
Other environmental and post-closure costs	73	70
Accrued pension and post-retirement benefits	225	222
Forward sales contracts, net of current portion of $38 million (note 12(e))	127	—
Other	85	59

	$938	$778

35     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September 30		September 30
(in millions of dollars)	2007	2006	2007	2006

Income and resource taxes paid	$208	$175	$1,027	$648
Interest paid	$13	$12	$60	$72
8.	OTHER INCOME (EXPENSE)

	Three months ended		Nine months ended
	September 30		September 30
(in millions of dollars)	2007	2006	2007	2006

Interest income	$35	$46	$157	$121
Income from Fording Canadian Coal Trust	8	11	21	38
Gain on sale of investments and assets	1	—	13	76
Realization of cumulative translation losses (a)	(59)	—	(59)	—
Inco bid costs	—	(18)	—	(18)
Asset retirement obligation expense for closed properties	1	—	(11)	(6)
Non-hedge derivative losses	(11)	(3)	(22)	(1)
Donations and sponsorships	(1)	(5)	(12)	(5)
Miscellaneous	15	(2)	22	12

	$(11)	$29	$109	$217

(a)	We realized losses on a portion of our Cumulative Translation Adjustment account when we returned cash from a self-sustaining foreign subsidiary to Canada in order to fund the acquisition of Aur Resources Inc.
9.	EMPLOYEE FUTURE BENEFITS EXPENSE

	Three months ended		Nine months ended
	September 30		September 30
(in millions of dollars)	2007	2006	2007	2006

Pension plans	$8	$9	$27	$27
Post-retirement benefit plans	7	6	22	16

	$15	$15	$49	$43

36     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	SHAREHOLDERS’ EQUITY
(a)	Components of shareholders’ equity

	September 30	December 31
(in millions of dollars)	2007	2006

Share capital (note 3(a))	$3,280	$2,405
Contributed surplus	68	64

Retained earnings	4,979	4,225
Accumulated other comprehensive income (Note 11)	(426)	(145)

Accumulated comprehensive income	4,553	4,080

	$7,901	$6,549

(b)	Stock-based compensation
In February 2007, 839,400 share options were granted to employees. These options have an exercise price of $43.74, a term of eight years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $16.00 per share option at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of four years, a risk-free interest rate of 5.15%, a dividend yield of 0.95% and an expected volatility of 35%.
In the first, second and third quarters of 2007, we issued 299,595 Deferred and Restricted Share Units to employees and directors. Deferred and Restricted Share Units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at September 30, 2007 was 1,200,959.
Stock-based compensation expense of $24 million was recorded for the nine months ended September 30, 2007 in respect of all outstanding options and share units.
(c)	Dividends
Dividends of $0.50 per share paid in January and July 2007 are eligible dividends, entitling Canadian resident individuals to claim the new enhanced dividend tax credit for income tax purposes.
(d)	Share purchase program
On February 12, 2007, we announced, subject to regulatory approval, the purchase up to 40 million of our outstanding Class B subordinate voting shares by way of a normal course issuer bid. Regulatory approval for the normal course issuer bid was received effective February 22, 2007. Purchases are made from time-to-time at the prevailing market price of the Class B subordinate voting shares as traded on the Toronto Stock Exchange, and any Class B subordinate voting shares purchased are cancelled.
During the quarter ended September 30, 2007, we did not purchase any additional Class B subordinate voting shares. The total amount of buybacks to September 30, 2007 was 13.1 million Class B subordinated voting shares at a cost of $577 million, or $44.02 per share. The number of Class B subordinate voting shares that may yet be purchased under the program was 26.9 million at September 30, 2007.
(e)	Share split
On April 25, 2007, shareholders approved a two-for-one share split for Class A common shares and Class B subordinate voting shares effective as of the close of business on May 7, 2007. All share and per share information included in the consolidated financial statements and accompanying notes has been adjusted to reflect this share split for all periods presented.

37     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three months ended	Nine months ended
(in millions of dollars)	September 30	September 30

Opening balances at beginning of period	$(400)	$(145)
Adoption of new accounting standards	—	50

	(400)	(95)

Other comprehensive loss for the period	(26)	(331)

Accumulated other comprehensive loss at end of period	$(426)	$(426)

The components of other comprehensive income are:

	December 31,	On adoption	September 30,
(in millions of dollars)	2006	January 1, 2007	2007

Currency translation adjustment	$(145)	$(145)	$(451)
Unrealized losses on cash flow hedges (net of tax of $21 and $16)	—	(28)	(22)
Unrealized gains on investments (net of tax of $16 and $9)	—	78	47

	$(145)	$(95)	$(426)

12.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (Note 2(b))
(a)	Sales and purchases contracts
The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. Metal concentrates for smelting and refining operations are purchased under similar arrangements. As a result, the values of our concentrate receivables and payables change as the underlying market prices vary. This component of the contracts is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenue or operating costs as appropriate.
(b)	Contingent receivable related to sale of discontinued operations
Pursuant to a price participation clause in the agreement for sale of the Cajamarquilla zinc refinery in 2004, we are entitled to additional consideration of US$365,000 for each US$0.01 by which the average annual price of zinc exceeds US$0.454 per pound. This zinc price participation expires in 2009. The agreement also provided for additional consideration should certain other benchmarks be met.
Effective January 1, 2007, upon adoption of the new accounting standards for financial instruments, we recorded an asset of $139 million by increasing our retained earnings in respect of the fair market value of the price participation clause in the sale agreement. The new accounting standards for financial instruments require us to mark the price participation portion of the receivable to market at the end of each quarter based on the zinc forward price curve. The net after-tax loss in respect of price participation and other consideration was $5 million in the third quarter. We recorded an after-tax loss of $30 million in respect of these items for the nine months ended September 30, 2007.

38     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

12. ACCOUNTING FOR FINANCIAL INSTRUMENTS, continued
     (c) Investments

				Nine months
			Three months ended	ended
	September 30, 2007		September 30, 2007	September 30, 2007
(in millions of dollars)	Carrying Value	Fair Value	Change in Fair Value

Marketable securities (i)	$318	$318	$(45)	$(35)
Fording Canadian Coal Trust (ii) (Note 3(b))	744	1,134	86	230
Galore Creek Partnership (ii) (Note 3(c))	111	—	—	—
Fort Hills Energy Limited Partnership (ii) (Note 3(d))	197	—	—	—
Warrants (iii)	6	6	(4)	(18)

	$1,376	$1,458	$37	$177

(i)	Marketable securities are designated as available-for-sale with changes in fair value included in Other Comprehensive Income (“OCI”).

(ii)	Our interests in Fording Canadian Coal Trust, Fort Hills Energy Limited Partnership and the Galore Creek Partnership are equity investments and changes in fair value are not included in earnings or OCI.

(iii)	Warrants are held for trading and changes in fair value are included in earnings as other income.
     (d) Long-term debt

(in millions of dollars)	September 30, 2007
	Carrying Value	Fair Value

Debt instruments
6.125% debentures due October 2035	$681	$644
5.375% debentures due October 2015	296	286
7.000% debentures due September 2012	197	212
Antamina senior revolving credit facility	92	92
Aur Resources Inc. revolving credit facility	149	149
6.750% Aur Resources senior notes	93	95
Other	22	22

	$1,530	$1,500
Less current portion	(31)	(31)

	$1,499	$1,469

Long-term debt is designated as held to maturity and changes in fair value are not included in regular earnings or other comprehensive income.

39     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

12. ACCOUNTING FOR FINANCIAL INSTRUMENTS, continued
     (e) Our derivative positions at September 30, 2007 are as follows:

							Fair Market
	2007	2008	2009	2010	2011	Total	Value

							(C$millions)

Gold (thousands of ozs)
Forward sales contracts	11	44	43	—	—	98
Average price (US$/oz)	350	350	350	—	—	350	$(40)

Forward sales contracts	4	—	—	—	—	4
Average price (C$/oz)	520	—	—	—	—	520	(1)

Zinc (millions of lbs)
Fixed forward sales contracts (a)	14	57	57	57	57	242
Average price (US$/lb)	0.84	0.78	0.72	0.67	0.63	0.71	(124)

Zinc (millions of lbs)
Fixed forward purchase contracts (b)	10	—	—	—	—	10
Average price (US$/lb)	1.50	—	—	—	—	1.50	(1)

Lead (millions of lbs)
Fixed forward purchase contracts (b)	—	1	—	—	—	1
Average price (US$/lb)	—	0.76	—	—	—	0.76	1

							$(165)

      Interest Rate Swap

Principal Amount	Rate Swapped	Rate Obtained	Maturity Date	Fair Market Value

US$100 million	7.00%	LIBOR plus 2.14%	September 2012	$—
Notes:

(a)	During the third quarter, as part of the Aur Resources acquisition, fixed forward sale commitments were acquired.

(b)	From time to time, certain customers purchase refined metal products at fixed forward prices from the company’s smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.
13. CONTINGENCIES
We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2007, or with respect to future claims, cannot be predicted with certainty.
(a)	Upper Columbia River Basin (Lake Roosevelt)

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Cominco Metals Ltd.) (“TCML”), TCML’s Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to TCML’s acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have traveled down river and mixed with substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the U.S.A.

40     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

13. CONTINGENCIES, continued
Slag is a glass-like compound consisting primarily of silica, calcium and iron, which contains small amounts of base metals such as zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or U.S. regulations. While slag has been deposited into the river, further study is required to assess what effect the presence of slag in the river has had and whether it poses an unacceptable risk to human health or the environment.
A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river.
On June 2, 2006, TCML and its affiliate, Teck Cominco American Incorporated (“TCAI”), entered into a Settlement Agreement (the “Agreement”) with the U.S. Environmental Protection Agency (“EPA”) and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study (“RI/FS”) of contamination in the Upper Columbia River (the “Studies”) under the oversight of the EPA. The RI/FS is being prepared by independent consultants approved by the EPA and retained by TCAI. TCAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the “Colville Tribe”) and the Spokane Tribe. TCML has guaranteed TCAI’s performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement and we have accrued our estimate of the costs of the Studies. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order (“UAO”) purporting to compel TCML to conduct the Studies.
The RI/FS process requires TCAI to submit a work plan for the assessment of site conditions to the EPA which, when approved, will lead to the development of a set of sampling and other plans and actual field work. Data from field work will be used to determine whether further studies are required. When sufficient data have been compiled to adequately assess risk, a baseline human health and environmental risk assessment (“RA”) will be produced to identify risks, if any, that may exist to humans and to various environmental receptors. The RA will form the basis for the RI/FS. The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, cost, effects on the environment resulting from the remediation action, and acceptability of the relevant remedial option to the community. Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two Indian Tribes bordering the site.
While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to enforce the UAO and to seek fines and penalties against TCML for non-compliance. TCML sought to have all claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute was not intended to govern the discharges of a facility occurring in another country. That case has proceeded through U.S. Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML’s motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to TCML’s disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit has issued a stay of its decision pending the resolution of a further appeal by TCML to the U.S. Supreme Court. On February 27, 2007, TCML filed a petition for review and reversal with the U.S. Supreme Court. TCML’s petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of Canada, the U.S. National Mining Association, the U.S. Association of Manufacturers, the Canadian and U.S. Chambers of Commerce and the Consumer Electronics Association. On June 4, 2007, the U.S. Supreme Court requested the Solicitor General to opine on the petition for review on behalf of the Administration.

41     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

13. CONTINGENCIES, continued
By letter dated July 27, 2007, we received notification from the Colville Tribe that they have been appointed lead administrative trustee to the recently formed Upper Columbia/Lake Roosevelt Natural Resource Trustee Council comprised of the Colville Tribe, the Spokane Tribe, the State of Washington and the U.S. Department of Interior. We were advised that the primary purpose of the council is the integration and coordination of the assessment of potential natural resource damages during the on-going RI/FS at the site. We believe and have so informed the council, that it is premature to conduct such studies until the RI/FS is further developed.
There can be no assurance that the U.S. Supreme Court will agree to hear TCML’s appeal or reverse the decision or that the withdrawal of the UAO and the settlement of the Agreement will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.
(b)	Investment in oil sands leases

In June 2007, we acquired a 50% interest in Lease 14 in Alberta from UTS Energy Corporation based on a value of $1 per barrel of recoverable bitumen and an assumed resource for 100% of Lease 14 of 400 million barrels. The purchase price is subject to adjustment based on an independent resource estimate for Lease 14, to a maximum of $250 million and a minimum of $150 million. We have recorded the acquisition at the minimum amount due of $150 million and will record any additional amounts payable on resolution of the contingency.
14. SEGMENTED INFORMATION
We have five reportable segments: smelting and refining, base metals, gold, coal, and corporate and other. Revenue from refined zinc and lead, electrical power, fertilizers and specialty metals operations are included in smelting and refining revenue for segmented purposes. The corporate segment includes administrative, investment, exploration and business development activities. Concentrates sold from one segment to another are valued at market prices.

	Three months ended September 30, 2007
	Smelting	Base Metal	Gold	Coal	Corporate
(in millions of dollars)	and Refining	Mines	Mines	Mines	and Other	Total

Segment revenues	440	1,317	46	221	14	2,038
Less inter-segment revenues	—	(106)	—	—	—	(106)

Revenues	440	1,211	46	221	14	1,932

Operating profit	83	774	(7)	36	8	894
Interest expense	—	(4)	—	—	(17)	(21)
Other	—	—	(10)	—	(75)	(85)

Earnings before taxes, minority interests and discontinued operations	83	770	(17)	36	(84)	788

Capital expenditures	13	96	6	7	16	138

42     Teck Cominco Limited 2007 Third Quarter Report

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

14. SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2007
	Smelting	Base Metal	Gold	Coal	Corporate
(in millions of dollars)	and Refining	Mines	Mines	Mines	and Other	Total

Segment revenues	1,457	2,802	122	733	36	5,150
Less inter-segment revenues	—	(315)	—	—	(2)	(317)

Revenues	1,457	2,487	122	733	34	4,833

Operating profit (loss)	321	1,767	(13)	179	24	2,278
Interest expense	—	(8)	—	(1)	(55)	(64)
Other	—	—	(15)	—	(65)	(80)

Earnings before taxes, minority interests and discontinued operations	321	1,759	(28)	178	(96)	2,134

Total assets	1,632	8,429	331	601	2,948	13,941

Capital expenditures	58	214	22	20	94	408

	Three months ended September 30, 2006
	Smelting	Base Metal	Gold	Coal	Corporate
(in millions of dollars)	and Refining	Mines	Mines	Mines	and Other	Total

Segment revenues	443	955	37	294	10	1,739
Less inter-segment revenues	—	(107)	—	—	—	(107)

Revenues	443	848	37	294	10	1,632

Operating profit	101	667	2	98	8	876
Interest expense	—	(3)	—	—	(21)	(24)
Other	—	(10)	—	—	(17)	(27)

Earnings before taxes, minority interests and discontinued operations	101	654	2	98	(30)	825

Capital expenditures	14	30	10	3	52	109

	Nine months ended September 30, 2006
	Smelting	Base Metal	Gold	Coal	Corporate
(in millions of dollars)	and Refining	Mines	Mines	Mines	and Other	Total

Segment revenues	1,257	2,470	111	893	27	4,758
Less inter-segment revenues	—	(305)	—	—	(2)	(307)

Revenues	1,257	2,165	111	893	25	4,451

Operating profit	284	1,761	10	344	(5)	2,394
Interest expense	—	(8)	—	(1)	(66)	(75)
Other	—	(10)	—	—	99	89

Earnings before taxes, minority interests and discontinued operations	284	1,743	10	343	28	2,408

Total assets	1,520	3,322	383	620	4,051	9,896

Capital expenditures	37	99	36	13	60	245
15. SEASONALITY OF SALES
Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

43     Teck Cominco Limited 2007 Third Quarter Report